[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 4, 2013

VIA EDGAR

Michael Clampitt Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-7010
Re:	JGWPT Holdings Inc. (CIK NO. 0001580185); Amendment No. 1 to Confidential Draft Registration Statement on Form S-1/A Submitted September 16, 2013_

Dear Mr. Clampitt:

On behalf of JGWPT Holdings Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Second Amendment”) to the Confidential Draft Registration Statement on Form S-1 submitted on June 28, 2013 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement submitted to the Commission on September 16, 2013 (the “First Amendment”).

For the Staff’s reference, we would like to note that, subsequent to the submission of the First Amendment, the decision was made to change the name of the issuer of Class A Shares in the initial public offering (the “IPO”) from Wentworth Financial Holdings Inc. to JGWPT Holdings Inc.

The changes reflected in the Second Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 24, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Second Amendment.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1/A

General

1.	Noting the use of the proceeds of the offering, provide the staff with a detailed legal analysis under Securities Act Rule 140 as to why JGWPT Holdings should not be a co-registrant. We may have additional comments.

The Company respectfully submits that Rule 140 is not applicable to the Company or to the offering. Rule 140 provides that a person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, to furnish the proceeds with which to acquire the securities of such issuer(s), is to be regarded as engaged in the distribution of the securities of such issuer(s) within the meaning of section 2(a)(11) of the Securities Act of 1993, as amended (the “Act”).

As described on page 1 of the Registration Statement, the business of the consolidated group is the purchase of structured settlement, annuity and lottery payment streams, as well as interests in the proceeds of legal claims, and the financing of those purchases in the institutional market. This business is currently undertaken through J.G. Wentworth, LLC (“OpCo”) and its subsidiaries, with JGWPT Holdings, LLC (“Old LLC”) acting as the holding company for the consolidated group. The Company was created for the purposes of the IPO and currently has no assets or operations. As described on pages 7 and 8 of the Registration Statement, the restructuring transactions that will take place concurrently with the offering will result in Old LLC merging with and into a wholly owned subsidiary of the Company (“New LLC”), with New LLC surviving the merger and the Company becoming the holding company for New LLC, OpCo and the remainder of the consolidated group, in what is commonly referred to as an “Up-C” structure. The Up-C structure is a common method of restructuring a privately held business in connection with an initial public offering. While the current holders of common membership interests in Old LLC (“Common Interests”) will retain an economic interest in New LLC by virtue of those Common Interests, they will have no voting rights in New LLC. Instead, they will have voting rights in the Company provided by the shares of Class B common stock that they will be issued prior to the offering.

Subsequent to the offering and related transactions, the Company will be the sole managing member of New LLC and the holding company for OpCo and the consolidated group, which will continue to undertake the purchase, aggregation and securitization or sale of payment streams in the same manner as prior to the restructuring. As the sole managing member of New LLC, the Company will be responsible for all operational, management and administrative decisions relating to OpCo and the Company’s other subsidiaries’ businesses and will consolidate the financial results of OpCo and those subsidiaries. The board of directors of the Company will be responsible for oversight of New LLC, OpCo and each of the operating subsidiaries in connection with the business of the consolidated group.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

The purchase of Common Interests in New LLC by the Company, as financed by the sale of Class A Shares of the Company in the offering, is therefore not the “chief part” of the business of the Company, merely a method of restructuring the group to implement an Up-C structure in connection with the public offering. The business of the Company will be the purchase, aggregation and securitization or sale of payment streams, which it will undertake through subsidiaries that it actively controls and manages, as is typical for a consolidated enterprise. We believe that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. These policy concerns are not present here. Finally, we submit that application of Rule 140 to the Company would raise the question of potential applicability of the rule to any public issuer that conducts its business through its subsidiaries, which would go well beyond the text and, we respectfully submit, the intent of the rule.

2.	Revise the Prospectus to add a section for “Determination of the Offering Price” and include the information required by Item 505 of Regulation S-K.

We have clarified the disclosure on page 134 of the Registration Statement regarding the determination of the offering price and we believe this revised disclosure complies with the requirements of Item 505 of Regulation S-K.

Prospectus cover page

3.	Revise the first paragraph to state that Wentworth Financial Holdings was recently formed and has no assets or operations.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement accordingly.

4.	Revise the second paragraph to disclose that the purchase price for the JGWPT common interests has been arbitrarily determined and add a cross-reference to the JGWPT section of the Summary.

The Company respectfully advises the Staff that, as is discussed in the third paragraph of the cover page of the Registration Statement, the Company will use the net proceeds of the offering to purchase Common Interests representing a specific percentage of the total economic interest in New LLC, and therefore in the overall business. This percentage will be determined closer to the time of the offering and disclosed in the Registration Statement. As described in the second paragraph of the cover page, the aggregate purchase price for those Common Interests will be the aggregate public offering price of our Class A Shares less the amount of offering expenses incurred by us, including the underwriting discount. Therefore, rather than being arbitrarily determined, the purchase price for the Common Interests will be determined by the market price of the Class A Shares, according to the value that investors ascribe to the percentage economic interest in New LLC and the consolidated group that the holders of the Class A Shares will collectively hold subsequent to the offering, which is the percentage economic interest in New LLC that the Common Interestholders will surrender pursuant to the offering.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

5.	Revise the third paragraph to disclose the voting interest in JGWPT that will be held by the Common Interest Holders of Wentworth Financial Holdings initial purchasers.

We respectfully advise the Staff that the Common Interestholders will not hold any voting interest in New LLC except with respect to a limited set of protective covenants. Common Interests otherwise will entitle the holder to an economic interest in New LLC only. All voting rights in New LLC will be held by the Company. As described in paragraph four of the cover page, Common Interestholders will also hold Class B Shares which will have voting rights in the Company.

6.	Revise the fourth paragraph to disclose:

•	Whether B shares will be issued for no cost; and

•	Whether B shares will be issued to Wentworth Financial Holdings for the Common Interests of JGWPT purchased by Wentworth Financial Holdings of newly issued JGWPT shares or the Common Interests purchased by the selling interest holders of JGWPT.

In response to the Staff’s comment, we have revised the fourth paragraph of the prospectus cover page to disclose that the Class B Shares will be sold to the Common Interestholders for their par value. In the third paragraph of the prospectus cover page, the term “Common Interestholders” has been defined to exclude “us” (i.e., the issuer in the initial public offering, which was previously named Wentworth Financial Holdings) and to avoid the impression in the fourth paragraph that the Company would also be issued a number of Class B Shares that is equivalent to the Common Interests it purchases from JGWPT Holdings, LLC or from certain of the Common Interestholders.

7.	Revise footnote (1) to indicate if the JGWPT selling interest holders will have already received B shares for the common interests they sell for any over-allotment proceeds and how it will be determined whether newly issued JGWPT common interests or selling interest holder JGWPT interests will be purchased with the over-allotment proceeds.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement accordingly.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Prospectus Summary

8.	Revise the second paragraph of the Summary preamble to indicate “we,” “us,” and “our” refer to either the pre or post transactions references and use the actual names for the other. Otherwise, it will be too confusing for the reader.

In response to the Staff’s comment, we have revised the disclosure on the page 1 of the Registration Statement to indicate that “we,” “us,” and “our” refer to (i) J.G. Wentworth, LLC (i.e., OpCo, the direct holding company of the current business enterprise for which historical financial statements are included in the Registration Statement) and its subsidiaries before the consummation of the IPO and related transactions, and (ii) the Company (i.e., the issuer of Class A Shares in the IPO and the ultimate holding company of the continuing business enterprise subsequent to the IPO) and its subsidiaries after the consummation of the IPO and related transactions. We have revised the disclosure in the Registration Statement to refer specifically to Old LLC, the current entity though which pre-IPO investors hold their ownership interests in the current business enterprise of OpCo and its subsidiaries, where the context requires. However, we respectfully submit that differentiating throughout the Registration Statement between references to OpCo and its subsidiaries prior to the IPO and related transactions and the Company and its subsidiaries subsequent to the IPO and related transactions would risk creating confusion for the reader. The reorganization transactions occurring concurrently with the IPO will result in the creation of an “Up-C” structure in which a publicly traded C corp. (the Company) will hold interests in and manage New LLC and thereby manage the business of OpCo and the operating subsidiaries. These reorganization transactions occur only at a level above OpCo. The pre-IPO business enterprise consisting of OpCo and its operating subsidiaries will continue without interruption after the IPO. We believe the use of personal pronouns to refer to both the pre-IPO and post-IPO business enterprise conveys accurately and in an easily understood manner the nature of the historical and continuing business enterprise in which the public will be offered the opportunity to invest in through the IPO. We also note that the use of personal pronouns for the consolidated group constituting the pre and post-IPO business enterprise is typical in the registration statements for other IPOs in which the creation of an Up-C structure or the similar “Up-PTP” (Up-Publicly Traded Partnership) structure is created concurrently with the IPO. For example, please refer to page iii of the prospectus for the IPO of The Blackstone Group L.P., dated June 21, 2007 (Reg. No. 333-141504), in which it is explained that the terms “we,” “us” or “our” throughout the prospectus will refer to (1) prior to the consummation of the reorganization into a holding partnership structure, Blackstone Group, which comprises certain consolidated and combined entities under common ownership of the existing owners named therein, and (2) after such reorganization, The Blackstone Group L.P. and its consolidated subsidiaries.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Our Company, page 1

9.	Revise the last sentence of the first paragraph to explain the words, “compelling” and “comparatively.”

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement accordingly.

10.	Revise the second paragraph to add the sources for the following disclosures: “… two market leading” and “… spent five- times.. and 80% of the total….”

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement accordingly.

11.	Revise to add an “as of” date for the $29 billion referenced and add a qualifier to indicate that significant payment streams and sales may have occurred since that date.

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement accordingly.

Our Sponsor, page 3

12.	Noting that the proceeds will be used to buy interests in JGWPT Holdings, revise here or on page 7 under JGWPT Holdings, to disclose the following information:

•	Total assets for the years ended 2011 and 2012 as well as the interim period of 2013;

•	Total equity for the same periods;

•	Any dividend or distributions during the periods in the first bullet above;

•	Book value per common interest at the end of the periods in the first bullet above;

•	Tangible book value per common interest at the end of the periods in the first bullet above;

•	Net income or loss for the periods in the first bullet above;

•	Any capital or recapitalization transactions during the periods in the first bullet above; and

•	Any material transactions since the date of the interim period for which you provide the information above.

We respectfully advise the Staff that we do not believe that any of the historical financial or other requested information regarding the current company named JGWPT Holdings, LLC, which we have referred to herein as Old LLC, is required to be disclosed in the Registration Statement because Old LLC will not survive to be part of the enterprise in which potential investors in the offering will be offered an opportunity to make an investment. As disclosed on pages 7 and 11 of the Registration Statement, Old LLC will be merged out of existence immediately prior to the consummation of the offering. As a result of this pre-offering merger, a newly formed company, New LLC, will become the sole owner of OpCo, the entity for which historical financial statements have been included in the Registration Statement. New LLC will change its name to JGWPT Holdings, LLC immediately after the merger. Only after the consummation of this pre-offering merger will the Company purchase Common Interests of New LLC. Pursuant to the operating agreement of New LLC, the Company will manage its affairs and thereby manage the affairs of New LLC’s direct subsidiary, OpCo. Therefore, the enterprise in which potential investors will be offered an investment opportunity only consists of (i) the Company, (ii) New LLC, which will be managed by the Company, and (iii) OpCo and its subsidiaries, which will be owned by the newly formed company upon the consummation of the pre-offering merger.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Our Structure, page 6

13.	We restate prior comment 20 to provide a diagram of the current organizational structure identifying the ownership percentages of the relevant entities. We note the reasons stated in your letter for not providing the chart and continue to believe the disclosure is material to understanding the historical financial results.

In response to the Staff’s comment, we have revised the structure chart on page 7 of the Registration Statement to identify each distinct group of Common Interestholders and added a footnote to this chart to indicate that the pre-IPO economic interest of each such group is described under “—JGWPT Holdings, LLC”, which is contained in the paragraph immediately following the chart.

The Transaction, page 10

14.	With regard to the fifth bullet on page 10, supplementally provide the staff with an analysis to support your indication that you will use a Form S-3 for the exchange of JGWPT common interest for A shares. In addition, revise here or add a cross-reference to a more detailed discussion of the material terms of this transaction elsewhere in the Prospectus. In this regard please discuss the reason for the exchange, the values being exchanged (whether one security may be more valuable than the other), and what happens to the B shares held by the JGWPT common interest holders upon their exchange of their interest for the A shares.

We have revised the disclosure on pages 11, 44 and 47 of the Registration Statement to indicate that the Company now intends to file a shelf registration statement providing for the exchange of JGWPT Common Interests for Class A Shares (or, if applicable, Class C Shares) upon the expiration or earlier termination of the lock-up agreements between the underwriters of the offering and the Common Interestholders. Since the term of these lock-up agreements will generally be 180 days, the Company now expects to file this shelf registration statement on Form S-1 because the Company will not be eligible to use Form S-3 at the time this registration obligation will arise. Pursuant to General Instruction III of Form -1, an exchange offer of the securities of the Company for the securities of its affiliate is eligible to be registered on Form S-1.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

In response to the Staff’s comment, we have supplemented the disclosure of the material terms of the potential exchanges of Common Interests for Class A Shares (or, if applicable, Class C Shares) included in the fifth bullet point on page 9 and the sixth and seventh bullet points on page 10 of the Registration Statement in order that the initial description of the shelf registration statement registering these potential exchanges on page 11 of the Registration Statement has the appropriate context.

15.	Revise the sixth bullet on page 10 to disclose the material terms of the tax receivable agreement or add a cross-reference to a more detailed discussion of the agreement elsewhere in the Prospectus.

In response to the Staff’s comment, we have revised the disclosure on page 10 of the Registration Statement accordingly.

16.	Revise the second bullet under “Operating Agreement of JGWPT Holdings, LLC to disclose the purchase price or how the purchase price will be determined if the cash option is exercised.

In response to the Staff’s comment, we have revised the disclosure on page 11 of the Registration Statement accordingly.

17.	Revise the discussion under “Tax Receivable Agreement” on page 11 to disclose the number of shares held by 1% holders and the estimated or maximum payout. In addition, more fully describe how the increase in tax basis may come about and how the company can use the increase to reduce its taxes.

We respectfully advise the Staff that we are unable to provide an estimated or maximum payout under the Tax Receivable Agreement at this time because the amount of the payout is dependent upon a number of factors, including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, and amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized. We have also revised the disclosure on page 12 to describe more fully how the increase in tax basis may come about and how the company can use the increase to reduce its taxes.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

18.	Noting the naming of BlackRock and Candlewood in the discussion under “Voting Agreement” on page 12, supplementally advise the staff why they are not listed as beneficial holders under that disclosure later in the Prospectus.

We respectfully advise the Staff that neither Blackrock Financial Management, Inc. nor Candlewood Investment Group, in each case together with its affiliates, currently beneficially owns (as “beneficial ownership” is defined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934) any Class A Shares because no holder of Common Interests will have the right to exchange any of its Common Interests for Class A Shares until the expiration of the lock-up agreements with the underwriters, which last until 180 days after the pricing of the IPO.

We also advise the Staff that Blackrock Financial Management, Inc., together with its affiliates, beneficially owns less than 5% of the Class B Shares and therefore is not required to be listed in the beneficial ownership table included in the Registration Statement pursuant to Item 403 of Regulation S-K under the Act.

We are in the process of determining the beneficial ownership of the Class B Shares that will be held directly by Candlewood Investment Group and will advise the Staff when such determination has been finalized.

19.	Revise to add a subsection under “The Transaction” beginning on page 10 for “Fairness Opinion” and disclose whether or not and why the Company will or will not obtain a fairness opinion for several aspects of the transactions listed, particularly the purchase of JGWPT common interests with the proceeds, the exchange of JGWPT common interests for A shares and the tax receivable agreement.

As described more fully in our response to the Staff’s comment 4 above, the aggregate purchase price for the Common Interests purchased by the Company will be the aggregate public offering price of our Class A Shares less the amount of offering expenses incurred by us, including the underwriting discount. Therefore, the purchase price for the Common Interests will be determined by the market, in the form of the public offering price for the Class A Shares, according to the value that investors ascribe to the percentage economic interest in New LLC and the consolidated group that the holders of the Class A Shares will collectively hold subsequent to the offering, which is the same percentage economic interest in New LLC that the holders of Common Interests are surrendering in the offering. Similarly, the redemption price of any Common Interests redeemed for cash will be determined by the fair market value of the Class A Shares on the date on which an exchanging Common Interestholder delivers its exchange notice to New LLC.  Because the market for the Company’s Class A Shares will determine the initial purchase price and subsequent redemption prices for the Common Interests, we respectfully submit that a fairness opinion should not apply to these transactions.

The tax receivable agreement provides for the payment to Common Interestholders of a defined percentage of certain tax benefits that will accrue to the Company as a result of the sale of Common Interests by Common Interestholders in connection with the IPO and any future exchanges of Common Interests by Common Interestholders. The defined percentage of tax benefits payable to these Common Interestholders represents an agreement between the Company and the current holders of Common Interests entered into prior to the IPO and does not depend on an evaluation of the underlying tax benefits. As a result, we respectfully submit that a fairness opinion is also not applicable to this agreement.

Unaudited Pro Forma Consolidated Financial Information, page 55

20.	We note the pro forma financial consolidated information included in this amendment. Please revise to ensure that the notes to the pro forma financial information clearly present how the pro forma adjustments were calculated.

In response to the Staff’s comment, we have revised page 59 of the Registration Statement accordingly.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Elements of Compensation

Class B Management Interests, page 102

21.	Revise to add the material parts of this discussion to the Summary under “The Transactions” earlier in the Prospectus and include the disclosures relating to the determination of fair value and add the estimated cost to the Company.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Registration Statement accordingly.

Other Benefits, page 103

22.	Revise here or in a Note to the Compensation Table to breakdown the costs for each of the items mentioned for each of the individuals listed.

In response to the Staff’s comment, we have revised the disclosure on page 105 of the Registration Statement accordingly.

U.S. Federal Tax Considerations…, page 121

23.	Revise to use the word, “Consequences” in lieu of “Considerations.” In addition, add the name of counsel providing the opinion to the discussion.

In response to the Staff’s comment, we have revised the disclosure on page 121 of the Registration Statement to refer to tax consequences rather than consideration. We respectfully advise the staff that the tax section is a summary discussion of tax consequences to non-U.S. holders of Class A Shares but does not represent a legal opinion of tax counsel.

Underwriting

Reserved Shares, page 126

24.	With regard to the Directed Share Program, advise the staff supplementally if any of those participating are broker/dealers, registered with the NASD or, if participants are other than individuals, if any of their associates are so registered. If so, provide the staff with the details.

The Company advises the Staff that the identity of the participants in the Company’s Directed Share Program has not yet been determined. We will update the Staff when this information becomes available.

25.	Revise to disclose the number of shares in the Directed Share Program that will not be subject to lock-up provisions.

The Company advises the Staff that the number of shares in the Directed Share Program that will not be subject to lock-up provisions has not yet been determined. We will revise this disclosure accordingly when the information becomes available.

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Other relationships, page 126

26.	Revise to name those that will receive proceeds of the offering.

The Company respectfully advises the Staff that the full underwriting syndicate for the offering is yet to be determined. We will revise this disclosure accordingly when the information becomes available.

* * * * *

Michael Clampitt, Esq.
Securities and Exchange Commission
October 4, 2013

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/Andrea L. Nicolas____________

Andrea L. Nicolas

cc:	Michael Volley, Securities and Exchange Commission
Jessica Livingston, Securities and Exchange Commissio
nMike Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Stephen Kirkwood, JGWPT Holdings Inc.